SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*

                 Phosphate Resource Partners Limited Partnership
                                (Name of Issuer)

                                Depositary Units
                         (Title of Class of Securities)

                                    719217101
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Depositary Units reported herein is 32,456,900, which constitutes approximately 31.4% of the total number of Depositary Units outstanding. All ownership percentages set forth herein assume that there are 103,465,778 Depositary Units outstanding.

---------------------                                         ------------------
CUSIP 719217101                                                    Page  2 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        Alpine Capital, L.P.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        00-Partnership Contributions
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        Texas
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        26,672,900 (1)

Number of              ---------------------------------------------------------
Units                   8.       Shared Voting Power:      -0-
Beneficially
Owned By               ---------------------------------------------------------
Each                    9.       Sole Dispositive Power:   26,672,900 (1)
Reporting
Person                 ---------------------------------------------------------
With                   10.       Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        26,672,900 (1)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:

                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        25.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        PN
--------------------------------------------------------------------------------


---------------

(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

---------------------                                         ------------------
CUSIP 719217101                                                    Page  3 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        Robert W. Bruce III
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        USA
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:         1,214,400 (1)
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      28,115,300 (2)
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:    1,214,400 (1)
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: 28,115,300 (2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        29,329,700 (1) (2)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        28.3%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        IN
--------------------------------------------------------------------------------


-------------
(1) Solely in his capacity as Trustee of The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, with respect to 84,200 Depositary Units.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 26,672,900 Depositary Units, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert
     M. Bass Foundation, with respect to 1,442,400 Depositary Units.

---------------------                                         ------------------
CUSIP 719217101                                                    Page  4 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        Algenpar, Inc.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        Not Applicable
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        Texas
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        -0-
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      26,672,900 (1)(2)
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:   -0-
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: 26,672,900 (1)(2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        26,672,900 (1) (2)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        25.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        CO
--------------------------------------------------------------------------------


------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

---------------------                                         ------------------
CUSIP 719217101                                                    Page  5 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        J. Taylor Crandall
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        Not Applicable
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        USA
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        -0-
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      28,115,300(1)
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:   -0-
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: 28,115,300(1)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        28,115,300 (1)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        27.2%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        IN
--------------------------------------------------------------------------------


------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 26,672,900 Depositary Units, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 1,442,400 Depositary Units.

---------------------                                         ------------------
CUSIP 719217101                                                    Page  6 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        Susan C. Bruce
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        USA
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        510,400
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      -0-
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:   510,400
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        510,400
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        0.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        IN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP 719217101                                                    Page  7 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        The Anne T. and Robert M. Bass Foundation
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        WC
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        Texas
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        1,442,400(1)
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      -0-
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:   1,442,400 (1)
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,442,400 (1)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        1.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        CO
--------------------------------------------------------------------------------


------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co,, Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert
     M. Bass Foundation.

---------------------                                         ------------------
CUSIP 719217101                                                    Page  8 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        Anne T. Bass
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        Not Applicable
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        USA
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        -0-
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      1,442,400 (1)
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:   -0-
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: 1,442,400 (1)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,442,400 (1)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        1.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        IN
--------------------------------------------------------------------------------


------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

---------------------                                         ------------------
CUSIP 719217101                                                    Page  9 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        Keystone, Inc.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        WC
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
6.      Citizenship or Place of Organization:

        Texas
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        2,616,800 (1)
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      -0-
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:   2,616,800 (1)
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,616,800 (1)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        2.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        CO
--------------------------------------------------------------------------------

------------
(1)  Power is exercised through its President and sole Director, Robert M. Bass.

---------------------                                         ------------------
CUSIP 719217101                                                    Page 10 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        Robert M. Bass
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        Not Applicable
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        USA
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        2,616,800 (1)
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      1,442,400 (2)
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:   2,616,800 (1)
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: 1,442,400 (2)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        4,059,200 (3)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        3.9%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        IN
--------------------------------------------------------------------------------


------------
(1)  Solely in his capacity as President and sole Director of Keystone, Inc.
(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.
(3) Solely in his capacity as President and sole Director of Keystone, Inc. with respect to 2,616,800 Units, and solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 1,442,400 Units.

---------------------                                         ------------------
CUSIP 719217101                                                    Page 11 of 16
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person:

        The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:

        OO -- Contributions from Bruce Management
--------------------------------------------------------------------------------
5.      Check box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                                                      [_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization:

        Pursuant to ERISA
--------------------------------------------------------------------------------
                        7.       Sole Voting Power:        84,200 (1)
Number of
Units                  ---------------------------------------------------------
Beneficially            8.       Shared Voting Power:      -0-
Owned By
Each                   ---------------------------------------------------------
Reporting               9.       Sole Dispositive Power:   84,200 (1)
Person
With                   ---------------------------------------------------------
                       10.       Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        84,200 (1)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Units:
                                                                      [_]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11):

        <0.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person:

        OO - Trust
--------------------------------------------------------------------------------


------------
(1)  Power is exercised through its trustee, Robert W. Bruce III.

---------------------                                         ------------------
CUSIP 719217101                                                    Page 12 of 16
---------------------                                         ------------------


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 17,1998, as amended by Amendment No. 1 dated September 15, 1998, as amended by Amendment No. 2 dated October 8, 1998, as amended by Amendment No. 3 dated November 3, 1998, as amended by Amendment No. 4 dated December 9, 1998, as amended by Amendment No. 5 dated January 14, 1999, as amended by Amendment No. 6 dated February 8, 1999, as amended by Amendment No. 7 dated March 8, 1999, as amended by Amendment No. 8 dated April 8, 1999, as amended by Amendment No. 9 dated May 12, 1999, as amended by Amendment No. 10 dated July 8, 1999, as amended by Amendment No. 11 dated August 5, 1999, as amended by Amendment No. 12 dated August 25, 1999, as amended by Amendment No. 13 dated September 15, 1999, as amended by Amendment No. 14 dated October 6,1999, as amended by Amendment No. 15 dated November 3, 1999, as amended by Amendment No. 16 dated November 17,1999, as amended 'by Amendment No. 17 dated December 31, 1999, as amended by Amendment No. 18 dated February 14, 2000; as amended by Amendment No. 19 dated March 24, 2000, as amended by Amendment No. 20 dated July 13, 2000, as amended by Amendment No. 21 dated August 29, 2001, as amended by Amendment No. 22 dated December 24, 2003, as amended by Amendment No. 23 dated June 24, 2004 ( (the "Schedule 13D"), relating to the Depositary Units (the "Units"), of Phosphate Resource Partners Limited Partnership (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.       SECURITY AND ISSUER.

No material change.

Item 2.       IDENTITY AND BACKGROUND.

No material change.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

Item 4.       PURPOSE OF TRANSACTION.

Item 4 hereby is partially amended by adding at the end thereof, the following:

On September 10, 2004, the Selling Unitholders and IMC entered into a second amendment to the Agreement to amend Section 2 "Non-Completion Fee" of the Agreement. The second amendment to the Agreement is attached as Exhibit 99.2 hereto, the provisions of which hereby are incorporated herein.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

No material change.

---------------------                                         ------------------
CUSIP 719217101                                                    Page 13 of 16
---------------------                                         ------------------


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Item 4, there has been no material change.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1  -- Agreement among the Reporting Persons, filed herewith.

Exhibit 99.2 -- Second Amendment to Agreement among Keystone, Alpine, the Foundation and IMC, filed herewith.

---------------------                                         ------------------
CUSIP 719217101                                                    Page 14 of 16
---------------------                                         ------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 14, 2004

                                   ALPINE CAPITAL, L.P.

                                   By:  /s/ Robert W. Bruce III
                                        ---------------------------------------
                                        Robert W. Bruce III,
                                        Manager


                                   /s/ Robert W. Bruce III
                                   --------------------------------------------
                                   ROBERT W. BRUCE III


                                   ALGENPAR, INC.

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy,
                                        Vice President


                                   /s/ Susan C. Bruce
                                   --------------------------------------------
                                   SUSAN C. BRUCE


                                   KEYSTONE, INC.

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy,
                                        Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   Kevin G. Levy,

                                   Attorney-in-Fact for:

                                   J. TAYLOR CRANDALL (1)
                                   ROBERT M. BASS (2)
                                   THE ANNE T. AND ROBERT M. BASS
                                     FOUNDATION (3)
                                   ANNE T. BASS (4)

                                   THE ROBERT BRUCE MANAGEMENT COMPANY, INC.
                                   DEFINED BENEFIT PENSION TRUST

                                   By:  /s/ Robert W. Bruce III
                                        ---------------------------------------
                                        Robert W. Bruce III, Trustee

---------------------                                         ------------------
CUSIP 719217101                                                    Page 15 of 16
---------------------                                         ------------------


(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of the Anne T. Bass and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

---------------------                                         ------------------
CUSIP 719217101                                                    Page 16 of 16
---------------------                                         ------------------


                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION
-------           -----------

 99.1             Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

 99.2 Second Amendment to Agreement among Keystone, Alpine, the Foundation and IMC, filed herewith.